EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Organization/Incorporation
MHI Hospitality, L.P.	Delaware
MHI Hospitality TRS, LLC	Delaware
MHI Hospitality TRS Holding, Inc.	Maryland
MHI GP LLC	Delaware
Laurel Hotel Associates LLC	Maryland
MHI Laurel West LLC	Maryland
Philadelphia Hotel Associates LP	Pennsylvania
Brownestone Partners, LLC	Virginia
Capitol Hotel Associates L.P., L.L.P.	Virginia
Savannah Hotel Associates LLC	Virginia
MHI Jacksonville LLC	Delaware
MHI Hollywood LLC	Delaware